EXHIBIT 99(a)(4)

FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

Netopia, Inc.
2470 Mariner Square Loop
Alameda, California  94501

                                 May __, 2001

Dear Netopia Employee:

     As announced in my email dated on May 1, 2001, our board of directors has authorized a stock option exchange program. This is a voluntary program that allows Netopia employees to cancel their current stock options that are underwater (with an exercise price above $10.00 per share) in exchange for a new option to be granted by Netopia's board of directors no earlier than six months and one day after the options are cancelled.

     The attached documents describe this stock option exchange program in detail, including the possible benefits and risks of this program. Please take the time to carefully review the documents and instructions enclosed with this letter and consider your decision carefully. There is no way to predict what the price of our common stock will be during the next six months. Our board of directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. If you decide to participate in the program, you need to return the letter of transmittal to us no later than 5:00 p.m., Pacific
                                                        ------------------
Daylight Time on June 4, 2001.
-----------------------------

     If you have any questions about the stock option exchange program, please contact Janna Berry, at (510) 814-5112 or janna@netopia.com.

                                    Sincerely,

                                    /s/ Alan B. Lefkof

                                    Alan B. Lefkof,
                                    President and Chief Executive Officer

Enclosures